UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30110

SBA COMMUNICATIONS CORPORATION1

(Exact name of registrant as specified in its charter)

8051 Congress Avenue

Boca Raton, FL 33487

(561) 995-7670

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

[1]	On January 13, 2017, pursuant to the Agreement and Plan of Merger, dated as of November 10, 2016 (the “Merger Agreement”), between SBA Communications Corporation, a Florida corporation (the “Predecessor Registrant”), and SBA Communications REIT Corporation, a Florida corporation (the “Registrant”), the Predecessor Registrant merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger. At the effective time of the Merger (the “Effective Time”), the Registrant changed its name from “SBA Communications REIT Corporation” to “SBA Communications Corporation.” At the Effective Time and pursuant to the Merger Agreement, all outstanding shares of the Class A common stock, par value $0.01 per share, of the Predecessor Registrant (the “Predecessor Common Stock”) automatically converted into the right to receive an equal number of shares of Class A common stock, par value $0.01 per share, of the Registrant (the “Registrant Common Stock”). Pursuant to this Form 15, the Registrant, as the successor entity to the Predecessor Registrant, is terminating the registration of the Predecessor Common Stock. The Registrant Common Stock, including the Registrant’s duties to file reports with respect thereto, is not affected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, SBA Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2017	By:	/s/ Brendan T. Cavanagh
	Name:	Brendan T. Cavanagh
	Title:	Chief Financial Officer and Executive Vice President